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                                                 FOR:   Tier Technologies, Inc.
                                                        1350 Treat Boulevard
                                                        Suite 250
                                                        Walnut Creek, CA 94596

                                             CONTACT:   Lori B. DePole, CFO
                                                        Barbara Pivnicka, CMO
                                                        925-937-3950
For Immediate Release
                                                        Corey Cutler/Kirin Smith
                                                        Morgen-Walke Associates
                                                        212-850-5600


       TIER TECHNOLOGIES ANNOUNCES SUCCESSFUL COMPLETION OF TENDER OFFER
                          FOR OFFICIAL PAYMENTS SHARES


          Walnut Creek, CA, July 25, 2002 - Tier Technologies, Inc. (Nasdaq:
TIER) announced today the successful completion of its all cash tender offer for all of the outstanding shares of Official Payments Corporation (Nasdaq: OPAY) common stock at a price of $3.00 per share. The tender offer expired at 5:00 p.m., New York City time, on July 24, 2002. Based on information provided by Mellon Investor Services LLC, the depositary for the tender offer, 22,372,503 shares of Official Payments had been tendered (including 63,189 shares tendered pursuant to procedures for guaranteed delivery) out of 22,952,876 shares, or approximately 97.5 percent of all outstanding shares. All validly tendered shares have been accepted for payment and will be paid for promptly and, in the case of shares tendered by guaranteed delivery procedures, promptly after timely delivery of the shares and required documentation.

          Tier intends to acquire the remaining shares of Official Payments by means of a merger of a wholly-owned subsidiary of Tier with and into Official Payments. In the merger, each remaining share of Official Payments will be converted into the right to receive $3.00 in cash and Official Payments will become a wholly-owned subsidiary of Tier.

          Tier is a vertically-focused consulting firm that provides business and information technology consulting, systems design and integration, transaction processing, business process outsourcing and business process reengineering for its clients primarily in the state and local government, healthcare, insurance and utilities markets. Tier brings specific industry knowledge, proven delivery capability and proprietary applications to its client relationships. The combination of domain expertise and technical capability allow Tier to provide solutions that link increased operating efficiencies with systems and technology improvements. Tier serves Fortune 1000 companies and government entities.

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                             Tier...Expect A Lot(sm)